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March 7, 2016

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 28, 2015 CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated February 18, 2016 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on December 28, 2015 (including the subsequent exhibit-only submission, the “Registration Statement”). The Company is submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments, as well as other changes to reflect, among other things, the Company’s proposed dual class share structure and to include audited financial statements for the year ended December 31, 2015 and unaudited financial information for the most recent eight quarters.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, the Company is also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as previously confidentially submitted.

General

1.	We note that the CBRC published a draft rule on December 28, 2015 that would place additional restrictions on peer-to-peer lenders, including the prohibition of taking deposits from the public, pooling investors’ money or guaranteeing returns. Please update your disclosure to include a discussion of this new draft rule and how it may affect your business or explain to us why such information is not material to investors.

RESPONSE: In response to the Staff’s comment above, the Company has updated its disclosure on pages 22, 33, 34, 35, 36 and 125.

2.	We note your response to comment 2. However, it remains unclear whether you have protocols to ensure that your marketplace will not facilitate loan transactions with borrowers or investors located in the United States. While your response indicates that consumption loan borrowers are “highly unlikely to borrow Renminbi for short periods while overseas,” it remains unclear whether a PRC citizen transiently visiting the United States would be prohibited from participating in loan transactions, either as a borrower or a lender, on your platform via mobile devices or online. Therefore, we reissue the comment.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that for lifestyle loans, borrowers are required to physically visit one of the Company’s data verification centers, which are all located in China, upon successful matching with investors to sign the loan agreement. In addition, lifestyle loan borrowers must provide the Company with receiving bank instructions from a PBOC-approved bank account in order to receive the loan proceeds, which means that the place of obtaining the loan is in China.

For consumption loans facilitated on the Company’s and Baidu’s online platforms, borrowers must accept the loan agreement terms by logging onto the mobile application to complete the loan origination process. When a potential borrower on these platforms logs on to the mobile application, the Company’s system automatically attempts to identify the IP address of the individual and rejects any applications from the United States. In addition, consumption loan borrowers on these platforms must acknowledge and agree to certain terms and conditions before being approved for a loan, one of which is that the potential borrower is physically located in China when making the loan.

For consumption loans facilitated through Tencent’s QQ platform, the Company is currently working to put in place similar contractual arrangements so that consumption loan borrowers using that platform must acknowledge and agree to certain terms and conditions, including confirming that the potential borrower is physically located in China when making the loan. In addition, the Company is also in the process of setting up protocols that identify the IP address of the borrower on Tencent’s QQ platform and reject any applications from the United States.

All investors contractually agree that they will only invest in loans while they are physically in China. Investors on the Company’s marketplace are required to visit investor service centers, which are all physically located in China, to undergo know-your-client due diligence conducted by the Company and ultimately in order to invest in loans facilitated by the Company’s marketplace. The Company has recently put in place measures so investors of small amounts can invest funds on its marketplace through online and mobile devices and do not need to physically visit its investor service centers prior to investing. When these potential investors log on to the Company’s mobile application, the Company’s system identifies the IP address of the individual and automatically screens-out any potential investors from the United States. In addition, investors must provide the Company with a PBOC-approved bank account to fund the loan and receive loan repayments, which means that the place of funding the loan is in China. Accordingly, individuals outside of China cannot invest in loans on the Company’s marketplace.

3.	Please advise as to whether you anticipate being a “controlled company,” as defined by NASDAQ or NYSE rules, as applicable, upon the completion of this offering. If so, please revise your disclosure, including providing an appropriate risk factor.

RESPONSE: In response to the Staff’s comment above, the Company does not anticipate being a “controlled company,” as defined in Section 303A.00 of the New York Stock Exchange Listed Company Manual, upon the completion of this offering.

Summary of Historical Financial Information of our Company, page 13

4.	We note you disclose and discuss “gross transaction and service fees” on pages 13, 15, 73 to 76, 78, 79, 87 to 89, 103 and on the Unaudited Interim Consolidated Statements of Comprehensive Income before “Revenue” line items. We also note description (4) on page 15 that this amount represents the revenue line without customer acquisition incentives. Please address the following:

•	Tell us whether the “transaction and service fees” revenue line item is net of anything other than customer acquisition incentives;

•	Revise your presentation of the “gross transaction and service fee” and “customer acquisition incentive” line items to comply with the guidance in ASC 605-45-50-1;

•	Revise the term “gross transaction and service fees” throughout your filing, for example to gross billings, to make it clear that it is not equivalent to revenues or any other financial metric that is presented in your financial statements; and

•	Revise the disclosure throughout your filing to explain in detail why you believe “gross transaction and service fees” is a key operating metric that is an important indicator of your growth and business performance. Specifically, explain how an investor should evaluate this disclosure.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Tell us whether the “transaction and service fees” revenue line item is net of anything other than customer acquisition incentives;

The Company advises that the “Transaction and service fees” revenue line item is not net of anything other than customer acquisition incentives.

•	Revise your presentation of the “gross transaction and service fee” and “customer acquisition incentive” line items to comply with the guidance in ASC 605-45-50-1;

In response to the Staff’s comment, the Company has revised its presentation to change “gross transaction and service fee” to “gross billings on transaction and service fees” and have changed the “customer acquisition incentive” line items to comply with the guidance in ASC 605-45-50-1 throughout the Revised Draft Registration Statement.

•	Revise the term “gross transaction and service fees” throughout your filing, for example to gross billings, to make it clear that it is not equivalent to revenues or any other financial metric that is presented in your financial statements; and

In response to the Staff’s comment, the Company has revised its disclosure throughout the Revised Draft Registration Statement to make it clear that such term is not equivalent to revenue or any other financial metric that is presented in the Company’s financial statements. The Company has changed the term “gross transaction and service fee” to “gross billings on transaction and service fees” throughout the Revised Draft Registration Statement.

•	Revise the disclosure throughout your filing to explain in detail why you believe “gross transaction and service fees” is a key operating metric that is an important indicator of your growth and business performance. Specifically, explain how an investor should evaluate this disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 76 to reflect why it believes “gross billings on transaction and service fees” is a key operating metric that is an important indicator of its growth and business performance. The Company believes gross billings on transaction and service fees is a key operating metric and an important indicator of growth and business performance because:

1.	Customer incentive payments are significantly larger during the current market penetration period. The Company’s near-term goal is to build up its database of borrowers through consumption loans. Accordingly, the amount of incentives paid could be significant and may exceed the revenue from these customers, which are the investors, over the short term. For the year ended December 31, 2015, cumulative fee revenue earned from these customers was reduced to zero for these customers as a result of the incentives given in accordance with ASC 605-50 and may not be reflective of the Company’s business growth in terms of transaction volume and fees collected;

2.	Gross billings on transaction and service fees are directly related to the loan volume that is successfully matched on the Company’s platform. Presentation of gross billings on transaction and service fees helps to illustrate to potential investors growth rates and trends of the Company’s business and the collection of fees; and

3.	Being a marketplace, overall loan volume may indicate the growth of the platform. But as the two main loan products provided by the Company, namely consumption loans and lifestyle loans, are very different in terms of average loan size, average term, and average transaction fee etc., investors looking at loan volume will not be able to understand how much cash is generated from provision of loan matching and account management services, and thus not be able to ascertain how much the Company benefited from the growth in loan volumes. By comparing gross billings on transaction and service fees with loan volume, investors will be able to derive the percentage of fees out of loan volume and observe changes in rates. This will allow investors to ascertain whether the changes are caused by pricing changes or loan mix changes using the information we provided on average transaction and service fee rates.

Based on the above, the Company believes that gross billings on transaction and service fees is a key operating metric.

Summary Consolidated Balance Sheet Data, page 14

5.	Please revise to disclose cash and restricted cash separately for the periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 74.

6.	Please revise to disclose the liabilities from the risk reserve fund guarantee for the periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 74.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, pages 77-78

7.	Please address the following with respect to both your “Lifestyle” and “Consumption” loans facilitated:

•	Provide us with a schedule of the fees you charge, the payment terms of those fees, whether they are fixed or variable by payee (i.e., investor or borrower);

•	If there is no separate fee to opt into the safeguard program for lifestyle loans, tell us which fee described in response to the first bullet includes the safeguard program;

•	Tell us whether the investor is required to make monthly payments for account management services if the borrower is delinquent or in default on loan payments;

•	Confirm that the 1-2% and 16% of principal in the table on page 78 is the average transaction fee for the loans and tell us how you determine when to charge a higher or lower transaction fee;

•	Since the average interest rate paid by the borrower on a lifestyle loan is 14% in 2015 while the transaction fee is 16%, confirm that the transaction fee is a separate fee from the interest rate on the loan;

•	Confirm that the investor receives its return through the interest rate charged and tell us the amount of the interest rate, if any, that you retain as part of your fees;

•	Provide the average annual investment return on consumption loans compared to lifestyle loans; and

•	Include the average account management fees from your response to prior comment 15 in the table on page 78.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Provide us with a schedule of the fees you charge, the payment terms of those fees, whether they are fixed or variable by payee (i.e., investor or borrower);

The Company respectfully submits in Appendix A a schedule of the contractual fees it charges, including payment terms of such fees, separated according to the contracts that the Company used prior to November 2013 and following November 2013.

•	If there is no separate fee to opt into the safeguard program for lifestyle loans, tell us which fee described in response to the first bullet includes the safeguard program;

As described in the schedule of fees in Appendix A, for lifestyle loans, a separate amount is charged to the investors who opt into the Safeguard Program, which is represented by the Safeguard Program subsequent contributions as described in Appendix A. For pre-November 2013 agreement, although the amount to be contributed into the Safeguard Program was not specified in the agreement, the Company was legally obligated to set aside an amount it collected from the repayments as contributions to the Safeguard Program and the amount was determined based on the ‘estimated default rate’ according to the agreement.

The Company would like to emphasize that all of the upfront and subsequent contribution amounts set aside for the Safeguard Program are fully contributed to the Safeguard Program fund when received. For accounting purposes, a portion of the transaction and service fee is attributable to the profit margin, as further described below in comment #20.

•	Tell us whether the investor is required to make monthly payments for account management services if the borrower is delinquent or in default on loan payments;

The marketplace investor is required to pay for account management services (described as “Service fees” in the schedule of fees in Appendix A) only when the marketplace investor receives cash repayments, either from the borrowers or the Safeguard Program. Service fees are entirely contingent on loan repayment, whether by the borrower or the Safeguard Program. Thus, the Company may receive account management service fees even if the borrower is delinquent or in default. This is the case where the investor receives late payments from the borrower or payments from the Safeguard Program.

•	Confirm that the 1-2% and 16% of principal in the table on page 78 is the average transaction fee for the loans and tell us how you determine when to charge a higher or lower transaction fee;

The Company confirms that the 1-2% and 16% of principal disclosed in the table represent the average transaction fees for consumption loans and lifestyle loans, respectively.

For consumption loans, as the Company uses its predictive selection technology to pre-select a pool of potential borrowers with limited or no credit history information, it only determines whether the borrower will be creditworthy, but does not categorize the borrower into a scoring category as the Company does for lifestyle loans. Given that the risk profile and credit information for these borrowers are not well-developed, the transaction fee does not vary among the selected borrowers. The Company charges higher fees for larger loan amounts and longer loan terms. However, given that the loan size and loan term of consumption loans do not vary significantly, the transaction fee amount charged for these loans is relatively similar for all consumption loans.

For lifestyle loans, the transaction fees vary by borrower and by loan because of varying qualities of borrowers, loan sizes, loan terms and varying data verification requirements. The transaction fee may vary depending on the quality of the borrower, as measured by various scoring categories. Also, the transaction fee increases as the loan size and/or the loan term increases, as the efforts and costs to verify data integrity are different. In general, the transaction fee reflects the amount a borrower is willing to pay to obtain the loan. Thus, the Company charges different transaction fees to different borrowers and for different loans.

•	Since the average interest rate paid by the borrower on a lifestyle loan is 14% in 2015 while the transaction fee is 16%, confirm that the transaction fee is a separate fee from the interest rate on the loan;

The Company confirms that on a lifestyle loan, the transaction fee is paid by the borrower to the Company, and is separate from the interest paid by the borrower to the marketplace investors. The Company respectfully advises the Staff that it has updated the table on page 79 with the average transaction fee for lifestyle loans for the year ended December 31, 2015, which decreased to 14% due to changes in the loan portfolio.

•	Confirm that the investor receives its return through the interest rate charged and tell us the amount of the interest rate, if any, that you retain as part of your fees;

The Company respectfully confirms that the marketplace investors receive their return through monthly repayment amount charged, less the service fees retained by the Company. As described in the Schedule of Fees in Appendix A, a service fee is charged to an investor when loan repayments are received, at approximately 0.8% to 2% per annum of loan principal for lifestyle loans and approximately 0.35% of loan principal for consumption loans. For investors in lifestyle loans that have opted into the Safeguard Program, an additional percentage of the loan principal is assessed and contributed into the Safeguard Program on a monthly basis with each loan repayment.

•	Provide the average annual investment return on consumption loans compared to lifestyle loans; and

The Company respectfully submits that the average annual investment return (net of fees charged, but not incorporating the overall effects of the incentive payments made to investors in consumption loans) was 12.8% per annum for investors of consumption loans compared to 11.5% per annum for investors of lifestyle loans.

•	Include the average account management fees from your response to prior comment 15 in the table on page 78.

In response to the Staff’s comment, the Company has revised its disclosure on page 79.

8.	We note your disclosure on page 78 that one of the services you provide is assistance to investors in collecting loan payments from borrowers. Please tell us whether you or the investor makes the decisions related to default services and/or remediation processes. In addition, tell us how you considered the guidance in ASC 860-50 in your determination that you did not have a servicing asset or servicing liability related to your obligation to service the loans originated from your platform for your investors.

RESPONSE: The Company respectfully advises the Staff that all investors have the legal right to make decisions to recover any unpaid interest or principal from the borrowers in the case of a default.

The Company has considered the guidance in ASC 860-50 and concluded that the transaction and service fees that are currently being charged to investors for services provided represent adequate compensation for such services. The Company has benchmarked its fee levels for loan matching and account servicing to other financial institutions and market players. The Company also considered that if it were to outsource these services to an independent service organization, the fee would be sufficient to support the service with a reasonable margin, and therefore the Company concluded that the fees are within the range of the current market rate and, thus, result in no servicing asset or liability.

9.	You disclose that consumption loans are made either using your proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on your marketplace. Please explain in greater detail how the historical repayment records and other behavior of the borrowers on your marketplace impact the issuance of a consumption loan through your platform and provide you sufficient information to determine whether to include that loan on your platform.

RESPONSE: The Company respectfully submits that in approving first-time borrowers of consumption loans, it applies its predictive selection technology, which involves big data algorithms and complex analytical techniques leveraging the consumer data from hundreds of millions of Chinese consumers accessed through the Company’s strategic relationships. Predictive selection technology is used to quickly analyze the personal and behavioral information of these borrowers, since the Company does not have information related to their credit history. However, as these borrowers repay and re-borrow, they establish a credit and repayment record for themselves, which is tracked and monitored by the Company. The Company makes use of these historical repayment records to further improve its credit decisioning technology as well as refine its assessment of credit limits and scoring categories of these borrowers. Borrowers who do not repay on a timely basis have such failure to repay reflected in the Company’s database, causing them to be less likely to be eligible for future borrowings.

Critical Accounting Policies

Revenue Recognition, page 83

10.	You disclose for both lifestyle and consumption loans that you are not the legal lender or borrower in the loan origination and repayment process, therefore, you do not record loans receivable and payable arising from the loan between the investor and the borrower. Please provide us a copy of the legal agreements between you, the lender and/or borrower including the loan and safeguard program agreements. In addition, explain in detail the legal rights or obligations you, the borrower and investor have related to the transactions and cash flows facilitated through your platform. As part of this response also address the following:

•	Would your creditors have claim against the loans facilitated through your platform in bankruptcy in all relevant jurisdictions?

•	Does the investor have the legal right to collect funds directly from the borrower when the borrower is in default?

•	Is the investor aware of the credit rating and the APR on every loan they invest in and if so, do they have any legal right to the full APR of the loan?

RESPONSE: In response to the Staff’s request, the Company has provided the Staff with the legal agreements related to lifestyle loans (post-November 2013 version) and consumption loans requested under a separate cover. In addition, the Company has prepared a summary of the material rights and obligations of the Company, the borrower and the investor related to transactions and cash flows under these agreements in Appendix B, in the bullet points below and elsewhere in this response. The Company has noted the name of each of the following agreements referred to in this response letter in the top right corner of each such agreement: (1) Lifestyle Loan Investor Service Agreement; (2) Lifestyle Loan Borrower Service Agreement, (3) Consumption Loan Investor Service Agreement and (4) Consumption Loan Borrower Service Agreement. In addition, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Would your creditors have claim against the loans facilitated through your platform in bankruptcy in all relevant jurisdictions?

The Company respectfully confirms that from a PRC law perspective, the Company’s creditors are not entitled to claim against the loans facilitated through our platform in the case of bankruptcy under PRC laws and regulations, which is the relevant jurisdiction for all loans facilitated on our platform. See Lifestyle Loan Borrower Service Agreement 3(1) and 3(3) and Consumption Loan Investor Service Agreement Article II(5)(3).

•	Does the investor have the legal right to collect funds directly from the borrower when the borrower is in default?

The investor has the legal right to collect funds directly from the borrower in the case of default due to the establishment of the debtor-creditor relationship. See Lifestyle Loan Borrower Service Agreement Article (2), and Consumption Loan Investor Service Agreement Article II(4)(1).

•	Is the investor aware of the credit rating and the APR on every loan they invest in and if so, do they have any legal right to the full APR of the loan?

For consumption loans, credit ratings are not available. For lifestyle loans, investors have the right to review the credit rating of the potential borrowers prior to the investors choosing to invest in a particular loan, but the investor must request such information. See the Lifestyle Loan Investor Service Agreement Article 2.4 and Article 3.1. APR represents interest income earned by the investors from each loan facilitated on the Company’s marketplace. The transaction fee and Safeguard Program contribution are not part of the APR. The loan principal and interest amount are fully disclosed to investors, and investors are legally entitled to the full APR of the loan from the borrower. As described in the Schedule of Fees in Appendix A, a service fee is charged to the investors on repayments received. See the Lifestyle Loan Investor Service Agreement Article 2.4 and Article 3.4, Consumption Loan Investor Service Agreement Article IV(2), and Consumption Loan Borrower Service Agreement Article 19.

11.	Please tell us amounts paid to the third party payment processors for the servicing of the borrower payments on facilitated loans in each of the periods presented.

RESPONSE: The Company respectfully submits that amounts paid to the third party payment processors for the servicing of the borrowers’ payments on facilitated loans were $107,000, $236,000, and $288,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

12.	We note your revenue recognition policy for “Lifestyle” loans and that you view both the investor and borrowers as your customer. You disclose that you allocate funds received from both the investor and borrower first to the Safeguard Program and then allocate the remaining to your loan matching and loan repayment service elements. Please address the following related to your revenue recognition policy for “Lifestyle” loans:

•	If the transaction fee is paid by a different counterparty than the monthly repayment services, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605;

•	Explain in greater detail how you identified the various deliverables once the contracts were combined and how you determined the best estimated selling price of the elements of the arrangements. Ensure your response also addresses the following:

•	How you determine the transaction fee for loan matching from borrowers versus the revenue for loan matching from investors;

•	Why you recognize revenue for loan matching and loan repayment over the term of the loan for investors; and

•	If the best estimated selling price is based on the costs incurred to deliver such services then provide us a breakout of the costs by deliverable and related line item(s) in the financial statement.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	If the transaction fee is paid by a different counterparty than the monthly repayment services, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605;

The Company respectfully submits that it has two customers in each loan arrangement—both the investor and the borrower—as each have entered into agreements which clearly specify the Company’s service obligations to each of the parties and the related fees to be paid by each party as summarized in the response to comment #7 above. Accordingly, the Company advises the Staff that it does not combine these contracts as a single arrangement under ASC 605.

However, with respect to the Safeguard Program, the Company has concluded that it has a guarantee liability to be accounted for under ASC 460 and referred to in ASC 460-10-15-6: “For guarantees of debt, it does not matter whether the guaranteed party is the creditor or the debtor, that is, whether the guarantor is required to pay the creditor or the debtor (who would then have the funds to pay its debt to the creditor). The underlying (that is, the debtor’s failure to make scheduled payments or the occurrence of other events of default) could be related to either the creditor’s receivable or the debtor’s liability”.

Based on this guidance, the Company believes that the Safeguard Program, which is funded by both the investor and the borrower, benefits both the investor and the borrower.

ASC 460-10-30 further states that “if a guarantee is issued as part of a transaction with multiple elements with an unrelated party (such as in conjunction with selling an asset or entering into an operating lease), the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value.”

In accordance with ASC 605-25-13A, the Company separates the Safeguard Program from the other elements and first allocates an amount to the Safeguard Program liability based on its estimated fair value. The remaining consideration from the borrowers and the investors are then separately accounted for as revenue based on the guidance in ASC 605-25 as two separate arrangements.

•	Explain in greater detail how you identified the various deliverables once the contracts were combined and how you determined the best estimated selling price of the elements of the arrangements. Ensure your response also addresses the following:

•	How you determine the transaction fee for loan matching from borrowers versus the revenue for loan matching from investors;

The Company respectfully submits that the contracts from borrowers and investors are not combined when recognizing revenue, as explained in the response to the first bullet point in this comment. The separate fees paid by each investor and borrower are allocated to the different deliverables as further explained below.

For transaction fees received from borrowers, all cash is received at loan inception. Aside from the Safeguard Program as described above, the services performed for the borrower constitute one deliverable, loan matching, as the activities conducted prior to loan matching, such as credit review, do not constitute a separate deliverable from the matching service.

Therefore, any remaining consideration after the allocation to the Safeguard Program liability is recognized as revenue from the borrower at loan inception.

For investors, other than the Safeguard Program, services provided include two separate deliverables—loan matching and loan repayment service. Total consideration from the investors is first allocated to the Safeguard Program liability, and the remaining amount relating to the two service deliverables are recognized as explained in the next bullet point.

•	Why you recognize revenue for loan matching and loan repayment over the term of the loan for investors; and

As stated in the Company’s response to comment #7 above, the Company respectfully submits that according to the investor agreements, service fees are only collectible from investors upon loan repayment over the term of the loan. Accordingly, all fees from the investors are considered to be contingent upon loan repayment. Although the loan matching service on behalf of the investor is delivered at loan inception, the loan matching revenue is capped at the non-contingent amounts from the investor, being zero at loan inception. A loan repayment service is provided continuously over the term of the loan and is recognized ratably over the loan term, subject to the non-contingent cash cap. Accordingly, revenues from both of the services provided to the investors are recognized as revenue over the term of the loan as the loan is collected and the contingency expires.

•	If the best estimated selling price is based on the costs incurred to deliver such services then provide us a breakout of the costs by deliverable and related line item(s) in the financial statement.

The Company respectfully submits that for borrowers, no allocation using best estimate of selling price is necessary as there is only one deliverable. For investors, the remaining amount after the allocation to Safeguard Program liability relates to the loan matching and loan repayment services. However, as the revenue for both of these services can only be recognized upon repayment as indicated in the previous bullet point, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimate of selling price for these two services is not necessary. The Company has revised its disclosure on pages 83 and F-14 to clarify this.

13.	We also note your revenue recognition policy for “Consumption” loans and that the recognition of revenue for the associated fees is contingent upon actual repayment from the borrower of the loan. Please address the following related to your revenue recognition policy for “Consumption” loans:

•	If the transaction fee is paid by a different counterparty than the monthly repayment services, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605; and

•	Explain in greater detail how you identified the various deliverables once the contracts were combined and how you determined the best estimated selling price of the elements of the arrangements.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	If the transaction fee is paid by a different counterparty than the monthly repayment services, tell us how you determined it was appropriate to combine these contracts and account for them as a single arrangement under ASC 605; and

Unlike in the case of lifestyle loans, the Company believes that the investor is its sole customer for consumption loans.

The Company enters into investor agreements with its investors of consumption loans that clearly specify the Company’s service obligations and the fees to which the Company is entitled. Although the Company also enters into loan agreements with the borrowers of consumption loans, the Company is entering into such loan agreements on behalf of the investors according to the investor agreement and the rights and obligations of the loan agreements accrue to the investors. Accordingly, the Company does not consider the borrowers of consumption loans to be its customers. Although the fees on consumption loans are ultimately collected from the borrowers, these fees are collected by the Company on behalf of the investors. The Company views that it is performing loan matching and loan repayment services on behalf of the investors, and the investors are the parties that pay a fee to the Company collected from the interest and origination fees paid by the borrowers to the investors, all of which are paid only upon repayment of the loan.

For consumption loans, the Company only views the investor as its customer, so therefore no contracts are being combined under ASC 605.

•	Explain in greater detail how you identified the various deliverables once the contracts were combined and how you determined the best estimated selling price of the elements of the arrangements

As mentioned above, there is only one customer for consumption loans—the investor. The deliverables identified, being loan matching and loan repayment services, are both provided to the investor and only collectible if repayment is made by the borrower. As the fees are contingent until repayment is made, revenue for both services is only recognized upon repayment. There would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimate of selling price for these two services is not necessary.

Safeguard Program, page 84

14.	You disclose that contracts entered into prior to November 2013 did not specify the amounts to be contributed to the Safeguard Program so no receivables were recorded. Please revise to describe in detail any probable future economic benefits as a result of these past transactions and your contractual legal obligation for repayment of defaulted loans with respect to the investor protection services for the Safeguard Program funded prior to November 2013, at December 31, 2014 and September 30, 2015. In addition, explain how you determined the receivable related to the Safeguard Program is collectible and provide us with an example of how you record the receivable at loan inception.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it believes that any probable future economic benefits as a result of these past transactions are immaterial. For these contracts entered into prior to November 2013, the probable future economic benefits were US$1.0 million and US$40 thousand as of December 31, 2014 and December 31, 2015, respectively. The Company respectfully submits that it is not legally obligated to repay defaulted loans to investors for any contract entered into at any time, regardless of whether prior to or after November 2013.

The investors are obligated to pay a specified amount of contributions to the Safeguard Program for agreements signed after November 2013 based on the contractual terms specified in the agreements. The Company records a receivable based on the best estimate of how much it would be able to collect, taking into account any uncollectability resulting from defaults of the borrower. The Company evaluates the collectability of the receivable based on the credit underwriting work performed, including, but not limited to, borrower background checks, data verification, credit review assessment and reviews of past repayment history.

For illustration purposes of how the Safeguard Program receivable is recorded at loan inception, the day-1 entries related to the Safeguard Program are shown below:

Dr. Restricted cash (for cash contributions to the Safeguard Program received from borrowers)

Dr. Safeguard Program receivable (for expected cash to be collected from investors)

Cr. Safeguard Program liability (fair value at loan inception)

In the event the fair value of the liability at loan inception is larger than the total of Safeguard Program contributions received and cash expected to be received, the amount is recorded as a reduction of revenue. The Company has not experienced any situation where the fair value liability is less than the total of cash received and expected to be received.

15.	Please address the following with regard to the Safeguard Program:

•	Tell us how you determine the initial upfront amount and subsequent amounts;

•	Tell us and disclose whether the subsequent contribution amounts are adjusted to reflect changes in estimated default rate;

•	If the amounts owed to the individual investors on this loan, exceeds the amount paid into the Safeguard Program to date for the related loan, address whether the company is liable for any excess amounts of unpaid interest and principle or is the payout to investor limited to the portion of the Safeguard Program contributions collected to date;

•	Clarify in your disclosure whether the restricted cash account related to the Safeguard Program is available to all investors in the program or whether you legally obligated or chose to segregate the funds by investor or based on a first in, first out type of allocation? For example, if a loan is more than 180 days past due and the restricted cash balance is equal to the outstanding principal and unpaid interest of that loan, do you pay the related investor the remaining restricted cash so the balance goes to $0 even though there are still investors covered by the Program or does the investor receive only a portion;

•	Disclose whether there is a limit on the period of time in which investors can receive monies from the safeguard reserve for unpaid interest and principal;

•	If there are not sufficient funds, tell us and disclose how payments to investors are made and determined (e.g., pro-rata);

•	Tell us and disclose whether the Safeguard Program contributions have to be returned if there is no loan default; and

•	Disclose the actual default rates for each of the periods presented for each of the different borrower assigned categories. Disclose how the default rates compare to the average annualized contribution rates to the Safeguard Program for the periods presented.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Tell us how you determine the initial upfront amount and subsequent amounts;

Under the Safeguard Program, borrowers pay the upfront contribution while investors make the subsequent contributions. In determining the total amount of Safeguard Program contribution for each loan, the upfront contribution and subsequent contributions are considered as a whole. The general principle is that at loan inception, the total expected contributions should represent a best estimation of the probability and amount of loss for each loan.

For borrowers, the upfront contribution represents additional costs that borrowers are willing to pay in order to obtain the loans. The Company assumes that if a borrower has an urgent need for funds or is experiencing liquidity issues, the borrower will be more willing to pay a larger premium to obtain immediate cash than a person with routine borrowing needs. Therefore, for ‘good’ borrowers or loans with low credit risk, the upfront contribution is lower than for higher risk loans as these are good borrowers are more price sensitive and are not willing to pay more to obtain the loan. However, for higher risk loans and also for loans with longer terms, the borrowers must pay a higher amount to justify for the risk and also since these borrowers are more willing to pay higher costs at loan inception, the portion of upfront contributions are usually much higher.

Subsequent contributions from investors represent the residual amount of the overall loss estimated for the loan that is not already covered by the upfront contribution.

•	Tell us and disclose whether the subsequent contribution amounts are adjusted to reflect changes in estimated default rate;

In response to the Staff’s comment above, the Company has revised its disclosure on pages 85 and F-13. The Company respectfully confirms that once the contribution amount is determined at loan inception, no adjustment to the subsequent contribution amount can be made.

•	If the amounts owed to the individual investors on this loan, exceeds the amount paid into the Safeguard Program to date for the related loan, address whether the company is liable for any excess amounts of unpaid interest and principle or is the payout to investor limited to the portion of the Safeguard Program contributions collected to date;

The Company is not liable for the borrower’s defaults or any financial loss borne by the investors. The Company will not use any of its own funds, other than what is available in the Safeguard Program as restricted cash, to make payments to investors to fund borrower defaults. Investors who have opted into the Safeguard Program are repaid by the Safeguard Program if and when their borrowers default on their loans, however such payout from the Safeguard Program is limited to the total amount of the Safeguard Program contributions collected to date from all loans that have not been paid out (i.e., the remaining balance in the Safeguard Program). In the event of the unusual situation arising that there is not enough cash in the Safeguard Program to make payouts, the Company would notify investors with unpaid interest and principal that there is currently no cash in the Safeguard Program and that the Safeguard Program will make payouts according to the chronological order of default dates if the restricted cash account is replenished through cash received from subsequent contributions of existing performing loans. The Company also discloses the financial situation of the Safeguard Program to all its new potential investors prior to the signing of the investor agreement when there is no cash in the Safeguard Program in order for them to decide if they will opt into the Safeguard Program or not.

•	Clarify in your disclosure whether the restricted cash account related to the Safeguard Program is available to all investors in the program or whether you legally obligated or chose to segregate the funds by investor or based on a first in, first out type of allocation? For example, if a loan is more than 180 days past due and the restricted cash balance is equal to the outstanding principal and unpaid interest of that loan, do you pay the related investor the remaining restricted cash so the balance goes to $0 even though there are still investors covered by the Program or does the investor receive only a portion;

In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and F-13. The restricted cash in the Safeguard Program is payable to investors on a first-loss basis, meaning that payout from the Safeguard Program is made to the investors in the chronological order of default dates until the restricted cash balance goes to $0, even though there may still be other investors covered by the Safeguard Program with outstanding loans.

•	Disclose whether there is a limit on the period of time in which investors can receive monies from the safeguard reserve for unpaid interest and principal;

In response to the Staff’s comment, the Company has revised its disclosure on page 85 to reflect that there is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program.

•	If there are not sufficient funds, tell us and disclose how payments to investors are made and determined (e.g., pro-rata);

In response to the Staff’s comment above, the Company has revised its disclosure on pages 85 and F-13. The Company respectfully submits that restricted cash in the Safeguard Program is payable to investors on a first-loss basis, meaning that a payout from the Safeguard Program is made to the investors in the chronological order of default dates until the restricted cash balance goes to $0, even though there may still be other investors covered by the Safeguard Program with outstanding loans. After the cash balance goes to $0, investors will be in a queue based on default dates and will be paid if and when the Safeguard Program is subsequently funded. If there is not enough cash in the Safeguard Program to make payouts, the Company will notify investors with unpaid interest and principal that there is no cash in the Safeguard Program and that they will be paid out of future Safeguard Program contributions according to their respective default date. The Company will also disclose to investors prior to funding a new loan if there is no cash in the Safeguard Program.

•	Tell us and disclose whether the Safeguard Program contributions have to be returned if there is no loan default; and

The Safeguard Program contributions are not refunded even if there is no loan default. However, in the case when a borrower chooses to early-repay in full (usually within the first three months after loan inception), then an early-repayment credit will be made to the borrower from the Safeguard Program. This is to encourage the borrower to repay the loan in full sooner if the borrower has the financial ability to do so. Based on the Company’s historical early repayment experience, only approximately 1% to 2% of lifestyle loans have repaid early and been entitled to this credit.

•	Disclose the actual default rates for each of the periods presented for each of the different borrower assigned categories. Disclose how the default rates compare to the average annualized contribution rates to the Safeguard Program for the periods presented.

The Company respectfully advises the Staff that the actual default rates disclosed on page 117 of the Revised Registration Statement are calculated as of December 31, 2015. The Company used a historical period of five years in calculating such percentages. Since the Company’s marketplace lending business started in 2011 and became more sizable in 2012, the Company believes that the operating history of five years is long enough (considering the average term of the loan is approximately 20 months) to derive actual default rates that are reliable, comparable and representative of the appropriate default rates for each category.

The Company has revised its disclosure on page 117 to note that (i) the actual overall default rates as of December 31, 2013, 2014 and 2015 were 8.3%, 7.3% and 11.8%, respectively (representing an annualized default rate of 6% to 7% according to the average term of lifestyle loans); and (ii) the average Safeguard Program contribution rate was approximately 11%, 12%, and 15% of loan principal (representing an annualized contribution rate of 6% to 7% according to the average term of lifestyle loans) for the years ended December 31, 2013, 2014 and 2015, respectively.

16.	Please revise to include aging and delinquency information for the Lifestyle loans facilitated for each of the periods presented so that an investor can ascertain your potential liabilities under the safeguard program. Please also revise to identify the amount of loans facilitated where the investor has opted into the Safeguard program.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that aging and delinquency information is not directly related to the Company’s direct or potential liability. The Company’s Safeguard Program is not a risk reserve. The Company does not estimate the adequacy of the funds in the Safeguard Program or make additional contributions when there are not sufficient funds. They were contributed by both borrowers and investors. The Company believes that disclosure of such aging and delinquency information may mislead investors to believe (incorrectly) that the Company bears the ultimate credit risk of loans, or is responsible for any insufficient funds in the Safeguard Program. Rather, the Company has revised its disclosure on page 117 to present the actual default rates and Safeguard Program contribution rates as the Company believes that such information is more relevant to the potential investors in the Company’s securities.

The Safeguard Program is a self-protection program between borrowers and investors. Borrowers and investors each make contributions to the Safeguard Program. The Company only ensures that the total contributions to the Safeguard Program approximate the fair value of the expected lifetime losses of the loans as of date of inception of the loan before recognizing its own revenue. More details on how the Company determines the upfront and subsequent portion are discussed above in the response to the Staff’s comment #15 above. The Company does not provide any guarantee for the Safeguard Program subsequently, but functions as a manager of the Safeguard Program and is only responsible for collecting the funds and segregating them into a restricted cash account. When the final loss exceeds the total restricted cash received, the Company will stop making further payments out of the program until it is replenished and is not liable for any shortfall. Therefore, the Company’s liability is not associated with the aging or delinquency of loans.

Loans facilitated where the investor opted into the Safeguard Program amounted to US$220.0 million, US$348.5 million and US$410.9 million for the years ended December 31, 2013, 2014 and 2015, respectively, which represents all lifestyle loans facilitated by the Company as disclosed on page 15. The Company has revised its disclosure on page 85 to clarify this point.

Our Industry

Typical Borrower Acquisition Models, page 99

17.	We note your disclosure of the typical borrower acquisition models and investor acquisition models in China. We also note you use the proprietary predictive selection technology model. Please tell us and revise to disclose which investor acquisition model you use.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 101 and 102 to reflect that it utilizes both an offline investor acquisition model that is mainly focused on high net worth investors and an online investor acquisition model that operates through websites and mobile applications that is mainly focused on mass affluent investors. Predictive selection technology is used to pre-approve borrowers, and not in connection with investor acquisition.

Our Services, page 108

18.	We note your disclosure on page 110 that an investor has the right to select their own loans, however, almost all investors authorize you to accept loans on their behalf, as long as the loan fits within the investor’s investment profile. We further note your response to comment 27 that for consumption loans you have an agreement that allows you to lend funds from the investor’s account to borrowers for a minimum two-year period. Please tell us and revise your “Business” section disclosure to address the following:

•	What are the investment profiles you offer and do you have the ability to select both lifestyle and consumption loans for investors?

•	Is there only one investor for every loan facilitated on your platform?

•	Does the account management fee charged to investors differ based on whether they or you select the loan(s) for investment or based on the investment period?

•	Do all investors in consumption loans have a two-year minimum investment period? Are there minimum investment periods for investors in lifestyle loans and if so, what is the minimum investment period?

•	What legal rights, if any, does an investor have to withdrawal their cash in an investment before the maturity date or minimum investment period date?

•	Are there circumstances where you would buy a loan from an investor or pay it off before maturity date, other than under the Safeguard Program?

RESPONSE: With respect to the Staff’s comment above, the Company has revised its disclosure on pages 113 and 114 and provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	What are the investment profiles you offer and do you have the ability to select both lifestyle and consumption loans for investors?

The Company has revised its disclosure to reflect that it does not offer any specific investment profiles. The Company selects the borrowers for all consumption loan investors and has the ability to select the borrowers for lifestyle loan investors. For lifestyle loans, in setting their investment profiles, the investors only specify their expected total capital available for lending, their desired rate of return and their expected lending period. The Company does not act as a financial advisor or portfolio manager for the investors. Although investors have been given the option to make their own decision regarding if they wish to manually accept each loan recommended or authorize the Company to accept loans without their further consent, most of these investors authorize the Company to make loans on their behalf. The Company scores and assesses the risk of each borrower and loan and recommends them to the marketplace. Once the borrowers are considered to be “recommended,” they are matched to the investors according to the timing of their investments and funds available in the investors’ cash accounts. Other than the loan matching, the Company does not make investment decisions for investors in terms of risk profile, scoring category of borrowers or type or term of loans.

Similarly for consumption loans, all borrowers are pre-selected using the Company’s predictive selection technology and once they become eligible borrowers on the platform, they are automatically matched with the consumption loan investors according to the funds available in their respective accounts. Consumption loan investors do not have the ability to accept or deny specific borrowers.

•	Is there only one investor for every loan facilitated on your platform?

For lifestyle loans, there can be more than one investor for every loan facilitated. The investors of each loan are agreed at loan inception and fixed during the duration of the loan. For consumption loans, as the loan amount is very small, there is only one investor for every loan.

•	Does the account management fee charged to investors differ based on whether they or you select the loan(s) for investment or based on the investment period?

The account management fee charged to investors does not differ if the investor manually accepts the loan or the investor authorizes the Company to accept loans on their behalf. The account management fee agreed and charged to different investors may vary because of their investment periods, as noted in the Company’s response to comment #7 above.

•	Do all investors in consumption loans have a two-year minimum investment period? Are there minimum investment periods for investors in lifestyle loans and if so, what is the minimum investment period?

All investors in consumption loans have a two-year minimum investment period. There are no minimum investment periods for investors in lifestyle loans.

•	What legal rights, if any, does an investor have to withdrawal their cash in an investment before the maturity date or minimum investment period date?

For consumption loans, investors cannot withdraw cash before the end of the minimum investment period. When the two-year period is completed, the investors can withdraw cash, but only to the extent that the outstanding loans have been repaid by the borrowers.

For lifestyle loans, investors do not have the legal right to withdraw cash that has been loaned before the loans mature. If lifestyle loan investors desire liquidity, they may submit an application to the Company and request the Company to help them find other investors to purchase their loans. However, the Company does not have any obligation to ensure the investors that their loan investments will be successfully transferred to another party before maturity.

•	Are there circumstances where you would buy a loan from an investor or pay it off before maturity date, other than under the Safeguard Program?

There are no circumstances where the Company will buy a loan from an investor or pay it off before the maturity date.

Credit Scoring, page 113

19.	Please clarify whether the credit scoring system described here and the table of lifetime default rate for all loans reaching maturity disclosed on page 114 is for both lifestyle and consumption loans. In addition, tell us whether an investor on your platform receives the information in the table on page 114 for each loan prior to investing.

The Company confirms this table disclosed on page 117 is for lifestyle loans only. The Company provides investors with such information upon their request.

Notes to Unaudited Interim Condensed Consolidated Financial Statement

Note 2. Summary of Significant Accounting Policies

Note (h) Safeguard Program, page F-39

20.	You disclose that at loan inception you record a Safeguard Program payable in accordance with ASC Topic 460 and the payable is measured at fair value. You also state that your obligation to make a payment under the Program is limited to the amount of the restricted cash at any point in time. You also state that you subsequently measure the payable based on a combination of a stand ready obligation and a contingent obligation. Please address the following related to this accounting policy:

•	Tell us whether the recorded fair value of the payable at loan origination contemplates measurement of both the obligation to stand ready as well as the contingent obligation to make future payments as discussed in ASC 460-10-25-2;

•	Explain why the unit of account for the stand-ready liability (i.e., loan-by-loan basis) is different from the contingent liability;

•	Tell us how changes in the probability of loss of a loan post-origination are reflected in the Safeguard Program payable and the contributions received;

•	Clarify when you recognize an expense subsequent to loan origination;

•	Clarify whether the release from the underlying risk only results in revenue recognition of the stand-ready component or if there is also an impact to the contingent component;

•	Indicate whether the underlying risk is eliminated if there is a payment made to the investor which is less than the total amount of unpaid interest and total unpaid principal amount owed;

•	Tell us whether you include a profit margin in your determination of the Safeguard Program payable. If so, describe how the profit margin is determined and what it is (i.e., fixed percentage or amount) and if it has changed during the periods, why and by how much.

•	Please tell us how the margin determined under ASC 460 is determined and factored into the determination of the fair value of the safeguard stand ready liability. Indicate whether the margin is a fixed percentage or amount and if it has changed, tell us why the margin has changed and the amount of any change.

RESPONSE: With respect to the Staff’s comment above, the Company advises the Staff that each lifestyle loan facilitated on the Company’s platform, and related Safeguard guarantee, represents a stand-alone arrangement. At the time of loan origination and inception of a related guarantee, the Company records a Safeguard Program payable in the amount of the fair value of the guarantee obligation (the “stand ready liability”) determined on a loan by loan basis as prescribed by ASC 460-10-30. This fair value includes a profit margin. As this liability is already recorded at fair value, there should not be any incremental liability to be recorded under ASC 450—Contingencies and the fair value would generally take into consideration any expected losses at the time of inception. In subsequent periods, the guarantee liability is not re-measured to fair value and changes in the probability of loss on an individual loan would not be recorded as an adjustment to the stand ready liability. The Company considers whether a potential contingent liability under ASC 450 is to be set up for any probable future payout not already recorded in the ASC 460 guarantee liability, and when doing so, considers the guarantee obligations taken as a whole. If the contingent liability is higher than the aggregate stand ready liability, a contingent liability is recorded.

Once the loan has been fully repaid by the borrower or settled by the Safeguard Program, the Safeguard Program is released from its guarantee obligation for that loan. The Company is then required to assess the impact to the contingent liability component, and any remaining amount that may be released from the liability, after considering any contingent liability, is credited to the income statement. On the other hand, an expense is to be recorded in subsequent periods if the contingent liability exceeds the guarantee liability recorded.

The profit margin is determined based upon a fixed percentage of the principal amount of the loans and the Company considers the fair value of the service provided in relation to running the Safeguard Program by benchmarking to how much a third party would charge for the effort of maintaining a similar program. The Company continually reconsiders the percentage to reflect changes in market assumptions, however, the Company notes that this percentage has not changed during the periods.

The contributions to be received for the Safeguard Program are a fixed percentage determined at loan inception. There is no increase or decrease in the percentage of the contributions over the term of the loan based upon changes in the probability of loss on a loan.

21.	You disclose that the estimated default rate is based on actual historical loss experience of each score category. Please tell us the historical look-back period you use to calculate the estimated default rate and what other factors you take into account in determining the ultimate loss rate for each loan. In addition, tell us the amount of payable you have recognized and the related balance of loans by score category.

RESPONSE: The Company respectfully submits that the table shown on page 117 includes all lifestyle loans issued since the Company started to engage in the marketplace up until December 31, 2015, representing a look-back period of five years. During that entire period, all loans that have reached maturity but remain unpaid for more than 180 days are taken into account in estimating the loss rates. The Company uses the same information and proprietary technologies considered at loan inception, such as scoring technology, borrower’s credit profile and credit decisioning technology, to estimate the ultimate loss rate for each loan. The Company further classifies the borrowers of these loans into each scoring category in order to arrive at an estimate of losses of each scoring category. The Company will review the reasonableness and investigate any observable outlier in concluding that the estimated default rates of each scoring category represent its best estimate.

The Company advises the Staff that the average Safeguard Program contribution rate was 11%, 12% and 15% of loan principal for the years ended December 31, 2013, 2014, and 2015, respectively. However, the Company is not able to separately disclose the amount of payable recognized compared to loan balance by scoring category. This is because the Company manages the Safeguard Program as a whole and it does not separate the Safeguard Program funds and payouts into borrower categories. Any excess in funds in the Safeguard Program are fully available for future payouts to all participating investors, regardless of the categories of their loans.

22.	You disclose that the maximum potential amount you would be required to pay as determined under ASC 460 would be $17.7 million and $12.7 million at December 31, 2014 and September 30, 2015. Please tell us how you determined the maximum amount payable to lenders addressing the following:

•	Whether it takes into account the amount set aside in the restricted cash balance of the Safeguard Program; and

•	Does it represent the total expected losses for all loans that the company could be required to make? Alternatively, if this amount does not represent the total expected losses, please revise to disclose that amount.

RESPONSE: The Company respectfully confirms that the maximum potential amount takes into account the amount set aside in the restricted cash balance of the Safeguard Program, and it represents the total expected losses for all loans that the Company’s Safeguard Program could be required to make.

23.	Please revise to disclose the following in accordance with ASC 460-10-50-4:

•	The approximate term of the guarantee; and

•	The amount of the contingent liability recorded under ASC 450-20-30.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page F-13. The approximate term of the Safeguard Program was 22 months, 20 months and 18 months as of December 31, 2013, 2014 and 2015, respectively. The Company provided US$0.7 million, US$3.8 million and US$9.0 million for its contingent liability under ASC 450-20-30 for the year ended December 31, 2013, 2014 and 2015, respectively.

24.	We note your reconciliation of the Safeguard Program payable on page F-40. Please separately disclose the amount of expense recorded subsequent to loan origination and the change in the liability as a result of release from underlying risk or expiration of guarantee.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page F-13.

Note (i) Revenue recognition – Incentives to Investors, page F-41

25.	We have reviewed your response to comment 27. Please address the following:

•	As part of your assessment of probable future revenue, tell us how you consider the significant losses your subsidiary incurred when originating these types of loans and whether you provide consumption loan investors with information on these historical loss rates;

•	Tell us whether the investor would ever have to repay the incentives received and if so, under what terms;

•	Disclose what funds, if any, the investor provides upfront under the minimum two year commitment period or whether they are received over time. If the funds are received upfront, are they reflected in the balance sheet at any time during the two-year period and if so, under what circumstances and where on the balance sheet; and

•	Disclose how often the evaluation of the recoverability of the deferred incentive occurs and whether any impairments have been recorded since program inception.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	As part of your assessment of probable future revenue, tell us how you consider the significant losses your subsidiary incurred when originating these types of loans and whether you provide consumption loan investors with information on these historical loss rates;

The Company’s subsidiary participated in funding consumption loans at the initial stage of the program. Since the consumption loan program was launched at a time when most of these loans were made to first-time borrowers on the platform with higher probability of loss, this resulted in significant losses incurred during the first half of 2015. Since February 2015, most of the funding for the consumption loan program has come from outside investors, who bear all of the collection risk on the loans. In consideration of this, incentive payments are made to investors when they lend to new borrowers as described in the Company’s response to the Staff’s previous comment #27, to help defray the investors’ risk, encourage them to participate in the program, and allow the Company to earn more fees under the loans than may otherwise be the case. As the number of new borrowers decreases and new borrowers become repeat borrowers, the amount of customer incentive payments declines. The Company only receives fees upon successful repayment of a consumption loan. Therefore, while any losses of principal on consumption loans are absorbed by the investors and do not directly affect the recoverability of the deferred incentive payments, such losses do impact the amount of fees that the Company receives for its services. In the Company’s assessment of probable future revenue, it has taken into account the historical loss rate of first-time as well as repeat borrowers and estimated the amount of revenue the Company will generate from investors on loans expected to be taken out and repaid by these borrowers, based on the two-year minimum investment period of the investors.

The Company does not provide historical loss rate information to the consumption loan investors.

•	Tell us whether the investor would ever have to repay the incentives received and if so, under what terms;

The investors who received incentive payments do not need to repay the Company under any circumstances.

•	Disclose what funds, if any, the investor provides upfront under the minimum two year commitment period or whether they are received over time. If the funds are received upfront, are they reflected in the balance sheet at any time during the two-year period and if so, under what circumstances and where on the balance sheet; and

All of the committed funds are received from investors upfront and deposited in a separate account in the name of the Company. They are reflected on the Company’s balance sheet as funds payable to customers under ‘Accrued liabilities’ and ‘Restricted cash’ or ‘Funds held by third party payment companies’, depending on whether the cash is deposited in an account with a bank or third party payment company. As loans are facilitated and these investor funds are lent out to borrowers, they are derecognized from the balance sheet accordingly.

•	Disclose how often the evaluation of the recoverability of the deferred incentive occurs and whether any impairments have been recorded since program inception.

The Company evaluates the recoverability of the deferred incentive balance on a quarterly basis. No impairment, or any indicator of potential impairment, has been recorded or identified since the program started.

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

Enclosures

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited
Kerry Shen, Chief Financial Officer, China Rapid Finance Limited

APPENDIX A

	Lifestyle loan		Consumption loan
Type of fee	Pre-November 2013 (Old contract)	Post-November 2013 (New contract)

Transaction fee

	Referred to as ‘Service Fee’ in loan agreement	Referred to as ‘Loan Matching Fee’ and ‘Credit Assessment Fee’ in loan agreement	Referred to as ‘Loan Handling Fee’ in loan agreement

Payor	Borrower		Investor

Payment terms

> For each loan, the percentage and amount are fixed at loan inception.

> The fee percentage and amount vary by borrower and by loan.

> The fee is collectible at loan inception.

See the Lifestyle Loan Borrower Service Agreement Article 2(1)(6).

> For each loan, the percentage is fixed at loan inception.

> The percentage does not vary by investor or by loan. The fee amount can vary if the loan amount and loan term is different.

> The fee is collectible when repayments are received by the investors.

See the Consumption Loan Investor Service Agreement Article III(2).

Service fee

Referred to as ‘Management Service Fee’ or ‘Account Management Service Fee’ in investor agreements

Payor	Investor

Payment terms

> For each loan, the percentage is fixed at loan inception.

> The percentage varies by investor. All loans made by the same investor are at the same percentage.

> The fee is collectible on a monthly basis over the loan term when loan repayments are received by the investors, from the borrower or from the Safeguard Program.

See the Lifestyle Loan Investor Service Agreement Article 3.4 and Article 4.4.

> For each loan, the percentage is fixed at loan inception.

> The percentage does not vary by investor or by loan. The fee amount can vary if the loan amount and loan term is different.

> The fee is collectible when repayments are received by the investors.

See the Consumption Loan Investor Service Agreement Article IV(2).

Late repayment fee

	Referred to as ‘Overdue Repayment Penalty’ in loan agreement	Referred to as ‘Overdue Repayment Service Fee’ in loan agreement	Referred to as ‘Late Charge Fee’ in loan agreement (Also referred to in the Consumption Loan Investor Service Agreement as ‘Delay Repayment Penalty’

Payor	Borrower		Investor

Payment terms

> Penalty amount or percentage per day is fixed at loan inception and stated in agreement.

> The percentage does not vary by borrower or loan.

> The fee is collectible when the defaulted borrower repays and amount received are contributed into the Safeguard Program.

See Lifestyle Loan Borrower Service Agreement Article 4(5).

> Penalty amount per day is fixed at loan inception.

> The percentage does not vary by investor.

> The fee is collectible when the defaulted borrower repays.

See the Consumption Loan Investor Service Agreement Article IV(3).

Safeguard Program (Upfront payments)

	Included as part of ‘Service Fee’ in loan agreement	Referred to as ‘Charge for using the Credit Risk Evaluation Tool’ in loan agreement	Not applicable
Payor	Borrower
Payment terms

> Amount is not explicitly stated in the agreement. The percentage to be contributed to the Safeguard Program is determined by the Company.

> The amount is determined as a percentage of the loan amount, which varies by loan.

> The amount is collected and contributed to the Safeguard Program at loan inception.

> The percentage is fixed at loan inception and specified in the agreement. This is charged to all borrowers regardless of whether an investor opts into the Safeguard Program.

> The chargeable amount is determined as a percentage of the loan amount, which varies by loan.

> The amount is collected and contributed into the Safeguard Program at loan inception.

See Lifestyle Loan Borrower Service Agreement Article 2(1)(6).

Amount set aside for Safeguard Program (Subsequent payments)

	An amount determined by the Company based on estimated default rate of each loan shall be set aside per agreement.	Referred to as ‘Quality assurance service fee for using the credit risk assessment tool’ in the investor agreement	Not applicable (Safeguard Program was offered in investor agreement but no investors have elected and has been discontinued)
Payor	Investor who opt into Safeguard Program
Payment terms

> The percentage is fixed at loan inception, but such percentage is not explicitly stated in the agreement

> The amount set side is determined as a percentage of the loan amount, and it varies by loan.

> The amount is set aside for the Safeguard Program from loan repayments received by the investors.

> The percentage is fixed at loan inception and specified in the agreement, it cannot be amended during the loan term.

> The chargeable amount is determined as a percentage of the loan amount, which varies by loan.

> The amount is collected from loan repayments received by the investors and contributed into the Safeguard Program.

See the Consumption Loan Investor Service Agreement Article VI(5).

APPENDIX B

Agreement	Party	Legal rights and obligations
Consumption Loan Investor Service Agreement	Investor

•       The investor is obligated to transfer funds to the Company’s (through Haidong CRF Micro-credit Co., Ltd.) account and should not call back the funds prior to the expiration of the investment period. (Consumption Loan Investor Service Agreement Article II(2) and Article V(1))

•       The investor has the right to any return on its funds and the rights, obligations and risks from lending. (Consumption Loan Investor Service Agreement Article II(3))

•       The investor is the legal owner of the funds used for lending. (Consumption Loan Investor Service Agreement Article II(4))

•       The investor has the right to choose the method of income allocation (whether it is to be reinvested or not). (Consumption Loan Investor Service Agreement Article III(1)(2))

•       The investor is obligated to pay a service fee and a delayed repayment penalty to the Company (through CRF Wealth Management Co., Ltd.) for loan collection services. (Consumption Loan Investor Service Agreement Article IV(2), Article IV(3))

Company (through Haidong CRF Micro-credit Co., Ltd., CRF Wealth Management Co., Ltd., China Risk Finance LL(China) Co., Ltd.)

•       The Company (through Haidong CRF Micro-credit Co., Ltd.) has the right to lend the investor’s funds to qualified borrowers in the Company’s name on behalf of the investor, and is obligated to resolve any disputes arising with respect to the lending of the funds. (Consumption Loan Investor Service Agreement Article II(1), Article II(4))

•       The Company (through Haidong CRF Micro-credit Co., Ltd.) has the obligation to manage and collect principal and income on the investor’s lent funds through a custody account in the Company’s name with the funds returned to the investor at the end of the term. (Consumption Loan Investor Service Agreement Article III(1)(1), Article III(1)(2), Article III(3))

•       The Company (through Haidong CRF Micro-credit Co., Ltd.) has the right to transfer loans that use the investor’s funds to other investors on the Company’s platform or accept loans from other investors. (Consumption Loan Investor Service Agreement Article III(1)(3))

•        The Company (through Haidong CRF Micro-credit Co., Ltd.) has the right to collect a loan handling fee on a per transaction basis. (Consumption Loan Investor Service Agreement Article III(2))

•       The Company (through CRF Wealth Management Co., Ltd.) has the right to match borrowers with the investor, manage borrower repayments and provide loan collection services. (Consumption Loan Investor Service Agreement Article IV(1))

•       The Company (through China Risk Finance LL(China) Co., Ltd.) has the right to enter into a cooperation agreement with a third party to offer consumption loans. (Consumption Loan Investor Service Agreement Article VI(1))

•       The Company (through China Risk Finance LL(China) Co., Ltd.) shall pay the investor an incentive bonus upon the meeting of certain conditions. (Consumption Loan Investor Service Agreement Article VI(1)-(3))

Consumption Loan Borrower Service Agreement	Borrower

•       The borrower is obligated for repayment of the loan to the Company, including the loan handling fee, daily interest rate and any overdue costs of the loan, and late penalties. (Chapter 1 Article 1, Chapter 3 Article 18)

•       The borrower shall provide a bankcard for the receipt of loan principal and deduction of repayments. (Chapter 1 Article 7)

•       The borrower is obligated to submit the loan application to the Company through Tencent. (Chapter 2 Article 10)

Company (through Haidong CRF Micro-credit Co., Ltd.), acting as a proxy to the investor

•       The Company has the right to repayment of the loan from the borrower, including overdue penalties and interest. (Chapter 1 Article 1, Chapter 3 Article 21)

•       The Company has the right to check or verify information provided by the borrower. (Chapter 2 Article 12, Chapter 5 Article 28)

•       The Company has the right to terminate the loan contract (meaning that it does not still have a claim for payment) and dispose of the loan if the loan is overdue for more than 180 days. (Chapter 5 Article 27)

Lifestyle Loan Borrower Service Agreement (Post-November 2013)	Borrower

•       The Borrower shall fully repay the principal and interest to the Lender according to the repayment details on a monthly basis. (See Article 2.1.(5) of the Lifestyle Loan Borrower Service Agreement)

•       The Borrower affirms that the debtor-creditor relationship with the Lender will be established when it receives the loan provided by the Lender, and the commencement date of the loan shall be the date when the Lender’s fund is transferred to the Borrower’s account. (See Article 3.1. of the Lifestyle Loan Borrower Service Agreement)

Lender

•       The Lender has independent decision power with respect to the Credit Assessment Report provided by CRF Wealth Management, and is entitled to determine whether to provide the Borrower the loan at its own discretion. Should the Lender determine to establish the debtor-creditor relationship with the Borrower, the Lender shall ensure that a fund not less than the amount of money to be borrowed by the Borrower is deposited in the escrow account so that sufficient loan capital can be transferred to the account appointed by the Borrower at the date agreed under this Agreement; when the Lender transfer the loan to the account appointed by the Borrower through the third party payment institution, the Lender agrees and authorizes CRF Wealth Management Co., Ltd. to sign this Agreement on behalf of the Lender. The monthly interest income of the loan provided by the Lender after the deduction of the management service fees shall be owned by The Lender. (See Article 2.2.(1) of the Lifestyle Loan Borrower Service Agreement)

•       The Lender may, at its own discretion, transfer its creditor’s rights against the Borrower as well as all of its rights and obligations under the Agreement without any notice to the Borrower. Upon transfer of the Lender’s creditor’s rights, the Borrower shall continue to perform its repayment obligations for the assigned, and shall not refuse to perform the repayment obligation. (See Article 2.2.(3) of the Lifestyle Loan Borrower Service Agreement)

Company

•       The Company will provide the Lender the Credit Assessment Report of the Borrower and help the Lender transfer the Loan in its escrow account to the Borrower’s designated account through the service of the third-party payment institution. The Company is entitled to know the fund level of the Lender’s escrow account to confirm whether the fund can meet the Borrower’s demand. (See Article 2.5.(2) of the Lifestyle Loan Borrower Service Agreement)

Lifestyle Loan Investor Service Agreement (Post-November 2013)	Lender

•       The Lender shall be entitled to decide whether he/she will establish a creditor-debtor relationship with the Borrower upon reviewing the Borrower’s Credit Review Report. (See Articles 2.1. and 3.1. of the Lifestyle Loan Investor Service Agreement)

•       Where the Lender chooses to establish a creditor-debtor relationship with the Borrower, the creditor-debtor relationship shall be established from the date when the fund is transferred from the Lender’s third-party escrow account to the Borrower. (See Article 2.2. of the Lifestyle Loan Investor Service Agreement)

•       Upon satisfaction of the time limit for lending, the Lender may transfer the creditor’s rights to other lenders as well as all rights and obligations related. (See Article 3.3. of the Lifestyle Loan Investor Service Agreement)

Company

•       The Company shall provide the Credit Review Report on the Borrower to the Lender, who shall be entitled to decide whether he/she will establish a creditor-debtor relationship with the Borrower. (See Article 2.1. of the Lifestyle Loan Investor Service Agreement)

•      The Company is obligated to recommend Borrowers to the Lender, provide Credit Review Report, assist the Lender to inject funds to its escrow account, transfer funds to the Borrower’s account, and manage the recovery of principal and interest of the Borrower monthly; in the case of overdue payment by the Borrower, the Company is obligated to assist the Lender in obtaining quality assurance service and charge the Lender for account management service fee. (See Article 4.4 of the Lifestyle Loan Investor Service Agreement)

•      If the Lender chooses to seek for assistance from the Company in transferring the credit assets it held partially or in whole to third-party lenders, the Company shall actively find assignees of creditor’s rights, but only on best effort basis and no service fee is to be charged. The Company shall assist the Lender in finding a few lender. (See Article 4.8, 8.1 to 8.5. of the Lifestyle Loan Investor Service Agreement)